

umicore

04 FEB -5 AM 7:21

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA



04012624

For the attention of Mr Paul M. Dudek

Brussels, January 27, 2004
LegalCorp 04/2004

Dear Sir,

SUPPL

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press release issued on January 20, 2004 entitled "Umicore moves to safeguard the competitive strength of tis zinc smelting operations";
- the press release issued on January 21 ,2004 entitled "Umicore issues 8-year bonds for € 150 million".

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

dw 2/9

umicore

Press release

20 January 2004

Umicore moves to safeguard the competitive strength of its zinc smelting operations

Umicore today announced to its workforce representatives its intention to reorganise its zinc smelting activities in Belgium and France. This programme will enable cost savings of €14 million per year by the beginning of 2006. The aim of the restructuring is to provide more flexibility in the cost structure and to achieve sustainable cost reductions. It is primarily support services that will be affected by this restructuring which envisages a reduction in the workforce of 136, of which 33 would be in France and 103 in Belgium.

These cost reductions are necessary to ensure continued competitiveness of Umicore's zinc smelting operations in the face of possibly persisting lower US dollar - Euro exchange rates. Although the majority of the revenues in the zinc smelting activities are in US dollars, the business is largely shielded from such unfavourable exchange rates in the short term through Umicore's dollar hedging programme. However, once this protection expires in 2005, Umicore's zinc smelting activities will be fully exposed to any continued weakness in the US dollar.

Umicore will limit the level of further investments at its Balen plant (Belgium), pending further clarification on the taxation on energy consumption in Flanders.

Earnings protection for 2004 through partial hedging of zinc price exposure

Umicore has hedged approximately one quarter of its zinc price exposure for 2004 by way of forward sales at levels averaging around US$ 1,000 per tonne. Another quarter has been hedged through certain mechanisms which provide downside protection to approximately US$ 925 per tonne whilst offering upside potential to US$ 1,050 per tonne. The remaining zinc price exposure for 2004 and the whole of the exposure for 2005 remains unhedged. The zinc price hedging operation, in combination with Umicore's previously implemented hedging of its US dollar exposure, offers the advantage of securing earnings and cash flows for the current year and enhances earnings visibility.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release

21 January 2004

Umicore issues 8-year bonds for €150 million

Umicore today announced the issue of bonds for an amount of €150 million. The issue will take the form of a public offering in Belgium and is fully underwritten by a syndicate of bankers led by Fortis Bank, and including Dexia, KBC and ING, acting as co-lead managers, and Deutsche Bank and Bank Degroof acting as co-managers.

The purpose of the bond is to partly refinance the remainder of the bank credit granted to Umicore in the context of its acquisition of PMG in 2003. Part of this bank credit has already been paid down primarily through the proceeds of the recent capital increases and from the cash generated by continuing reductions in working capital in the company's Precious Metals Services business.

The issue price is set at 101.803 % of the nominal value of each bond. The gross coupon is fixed at 4.875 % per year. Reimbursement will take place on 18 February 2012 at 100% of the nominal value of each bond.

The bonds will be available in denominations of €1,000, €10,000 and €100,000 and the subscription period will run from 26 January to 11 February 2004 subject to early closing of the offer. Payment and closing date is 18 February 2004

Application has been made to list the bonds on the Euronext Brussels exchange.

For more information:
n.v. Umicore s.a.:
***Investor Relations** : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:** Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels